Aduro Clean Technologies Announces Grant of Stock Options and RSUs

London, Ontario, July 3rd, 2025 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower-value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, announces today that it has granted (the "Option Grant") an aggregate of 743,500 stock options (each, an "Option") to purchase up to 743,500 common shares of the Company to certain directors, officers, employees and consultants of the Company.

The Options are exercisable for a period of 5 years from the date of Grant at a price of $13.50 per common share. The Options will vest on a monthly basis over a period of two years from the date of the Option Grant.

In addition, the Company granted (the "RSU Grant") 100,000 restricted share units of the Company (each, an "RSU") to a consultant of the Company. Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The RSUs will vest in three tranches, with the 35,000 RSUs vesting immediately upon the date of grant, 35,000 RSUs vesting on the date which is 6 months following the date of grant, and 30,000 RSUs vesting on the date which is 12 months following the date of grant. All 743,500 of the Options, 100,000 of the RSUs, and the common shares underlying such Options and RSUs are subject to a hold period of four months and one day from the date of issuance.

None of the securities acquired in the Option Grant or the RSU Grant will be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ Technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Head of Business Development and Investor Relations
ir@adurocleantech.com

+1 226 784 8889

KCSA Strategic Communications
Jack Perkins, Senior Vice President
aduro@kcsa.com

Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events, or developments that the Company believes, expects, or anticipates will or may occur in the future are forward-looking statements. These include, but are not limited to, statements regarding the anticipated benefits of the Option Grant and RSU Grant, including the Company's ability to attract and retain qualified personnel and consultants, and the potential contributions of such individuals to the Company's business objectives. Forward-looking statements reflect management's current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause actual outcomes to differ materially from those discussed in the forward- looking statements. Although the Company believes that the assumptions underlying these statements are reasonable, forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated. Important factors that could cause actual results to differ materially include, but are not limited to, changes in market conditions, the Company's ability to execute its business strategy, the performance and retention of key personnel and consultants, and other risks detailed from time to time in the Company's public disclosure documents. The Company disclaims any intent or obligation to update or revise any forward-looking statements, except as required by applicable law.